SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                            Michael Baker Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    057149106
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 28, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 9 Pages)

-------------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                 ------------------------------
CUSIP  No. 057149106                              Page  2  of  9  Pages
---------------------------------                 ------------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             Acquisitor  Holdings  (Bermuda)  Ltd.
             No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP*  (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
       3     SEC  USE  ONLY

--------------------------------------------------------------------------------
       4     SOURCE  OF  FUNDS
             WC

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION
             Bermuda

--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER
NUMBER OF               299,000
SHARES          ----------------------------------------------------------------
BENEFICIALLY     8.     SHARED VOTING POWER
OWNED BY                0
EACH            ----------------------------------------------------------------
REPORTING        9.     SOLE DISPOSITIVE POWER
PERSON                  299,000
WITH            ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            299,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
            CERTAIN SHARES*
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.6%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP  No. 057149106                              Page  3  of  9  Pages
---------------------------------                 ------------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             J O Hambro Capital Management Group Limited
             No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP*  (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
       3     SEC  USE  ONLY

--------------------------------------------------------------------------------
       4     SOURCE  OF  FUNDS
             AF

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION
             England

--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER
NUMBER OF               0
SHARES          ----------------------------------------------------------------
BENEFICIALLY     8.     SHARED VOTING POWER
OWNED BY                87,900
EACH            ----------------------------------------------------------------
REPORTING        9.     SOLE DISPOSITIVE POWER
PERSON                  0
WITH            ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER
                        87,900
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            87,900
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
            CERTAIN SHARES*
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
            HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP  No. 057149106                              Page  4  of  9  Pages
---------------------------------                 ------------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             J O Hambro Capital Management Limited
             No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP*  (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
       3     SEC  USE  ONLY

--------------------------------------------------------------------------------
       4     SOURCE  OF  FUNDS
             AF

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION
             England

--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER
NUMBER OF               0
SHARES          ----------------------------------------------------------------
BENEFICIALLY     8.     SHARED VOTING POWER
OWNED BY                87,900
EACH            ----------------------------------------------------------------
REPORTING        9.     SOLE DISPOSITIVE POWER
PERSON                  0
WITH            ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER
                        87,900
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            87,900
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
            CERTAIN SHARES*
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
            IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP  No. 057149106                              Page  5  of  9  Pages
---------------------------------                 ------------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             Christopher Harwood Bernard Mills
             No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP*  (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
       3     SEC  USE  ONLY

--------------------------------------------------------------------------------
       4     SOURCE  OF  FUNDS
             AF

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION
             England

--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER
NUMBER OF               0
SHARES          ----------------------------------------------------------------
BENEFICIALLY     8.     SHARED VOTING POWER
OWNED BY                87,900
EACH            ----------------------------------------------------------------
REPORTING        9.     SOLE DISPOSITIVE POWER
PERSON                  0
WITH            ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER
                        87,900
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            87,900
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
            CERTAIN SHARES*
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP  No. 057149106                              Page  6  of  9  Pages
---------------------------------                 ------------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             American Opportunity Trust plc
             No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP*  (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
       3     SEC  USE  ONLY

--------------------------------------------------------------------------------
       4     SOURCE  OF  FUNDS
             WC

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION
             England

--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER
NUMBER OF               0
SHARES          ----------------------------------------------------------------
BENEFICIALLY     8.     SHARED VOTING POWER
OWNED BY                87,900
EACH            ----------------------------------------------------------------
REPORTING        9.     SOLE DISPOSITIVE POWER
PERSON                  0
WITH            ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER
                        87,900
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            87,900
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
            CERTAIN SHARES*
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
            IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP  No. 057149106                              Page  7  of  9  Pages
---------------------------------                 ------------------------------

                               AMENDMENT NO. 1 TO
                               ------------------
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the undersigned (the "Filing Parties"). This Amendment amends the Statement on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the "SEC") on May 27, 2003 (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

     The aggregate purchase price of the 299,000 shares of Common Stock beneficially held by Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") is $3,001,362 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital funds.

     The aggregate purchase price of the 87,900 shares of Common Stock beneficially held by American Opportunity Trust is $769,323 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital funds.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:


                                             Number of         Number of
                               Aggregate    Shares: Sole     Shares: Shared
                               Number of  Power to Vote or  Power to Vote or  Approximate
Filing Party                    Shares        Dispose           Dispose       Percentage*
------------------------------------------------------------------------------------------
Acquisitor                       299,000           299,000                 0         3.59%
J O Hambro Group                  87,900                 0            87,900         1.06%
J O Hambro Capital Management     87,900                 0            87,900         1.06%
Christopher H. B. Mills           87,900                 0            87,900         1.06%
American Opportunity Trust        87,900                 0            87,900         1.06%

------------------------------------------------------------------------------------------
     *  Based  on  8,319,998  shares of Common Stock, par value $1.00 per share, outstanding  as  of February 27, 2004, as reported in the Issuer's Annual Report on  Form  10-K,  for  the  year  ended  December  31,  2003.

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CUSIP  No. 057149106                              Page  8  of  9  Pages
---------------------------------                 ------------------------------


     (c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

--------------------------------------------------------------------------------
                                                            Number of
  Date                Filing Party             Buy or Sell    Shares     Price
---------  ----------------------------------  -----------  ----------  --------
4/19/2004  Acquisitor Holdings (Bermuda) Ltd.      Sell       (50,000)  $12.5000
---------  ----------------------------------  -----------  ----------  --------
4/28/2004  Acquisitor Holdings (Bermuda) Ltd.      Sell       (50,000)  $12.6000
--------------------------------------------------------------------------------

     All of the above transactions were effected on the open market.

     (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) The Filing Parties ceased to be five percent (5%) beneficial owners of the shares of Common Stock of the Issuer on April 28, 2004.

---------------------------------                 ------------------------------
CUSIP  No. 057149106                              Page  9  of  9  Pages
---------------------------------                 ------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2004



ACQUISITOR HOLDINGS (BERMUDA) LTD.


By:  /s/  Duncan  Soukup
------------------------
Name:  Duncan  Soukup
Title:  Deputy  Chairman